Oncolytics Biotech® Doses First Patient in Phase 2 BRACELET-1 Study Evaluating Pelareorep-Based Combination Therapies in Metastatic Breast Cancer
Study will evaluate pelareorep’s ability to synergistically combine with the checkpoint inhibitor therapy avelumab and improve outcomes in metastatic breast cancer
Study aims to validate T cell clonality as a biomarker of pelareorep response and enable advancement into a phase 3 registrational study
BRACELET-1 is being conducted under a co-development agreement with Merck KGaA, Darmstadt, Germany and Pfizer

SAN DIEGO, CA and CALGARY, AB, June 23, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), today announced the first patient has been dosed in the Company’s phase 2 study of pelareorep-based combination therapies in HR+/HER2- metastatic breast cancer (mBC). The study, known as BRACELET-1, is being conducted under a co-development agreement with Merck KGaA, Darmstadt, Germany, which operates its biopharmaceutical business in the US and Canada as EMD Serono, and Pfizer Inc. (NYSE: PFE). Participants in the study receive paclitaxel, pelareorep in combination with paclitaxel alone, or pelareorep in combination with paclitaxel and Merck KGaA, Darmstadt, Germany and Pfizer’s anti-PD-L1 checkpoint inhibitor, avelumab (Bavencio®).

The randomized BRACELET-1 study is designed to support the results of a prior successful phase 2 trial (IND-213) that showed a near doubling of overall survival with pelareorep treatment, by demonstrating pelareorep’s ability to induce a robust anti-tumor immune response in an identical patient population (patients with HR+/HER2- mBC). The ability of pelareorep-induced immune responses to enhance anti-PD-L1 therapy will also be evaluated through the inclusion of the paclitaxel-pelareorep-avelumab combination therapy cohort. Importantly, the trial also aims to validate peripheral T cell clonality as a biomarker of pelareorep response in HR+/HER2- mBC, which may aid in future registrational trial study design and patient selection.

For more information about the BRACELET-1 study, refer to ClinicalTrials.gov (NCT04215146).

About BRACELET-1
The BRACELET-1  (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel) study is an open-label, phase 2, randomized study in patients with HR+/HER2-, endocrine-refractory metastatic breast cancer being conducted under a co-development agreement with Merck KGaA, Darmstadt, Germany and Pfizer. PrECOG LLC, a leading cancer research network, is managing the study. The study will take place at 20 trial sites and enroll 45 patients randomized into three cohorts. A three patient safety run-in will be conducted with patients receiving pelareorep, paclitaxel, and avelumab prior to randomization. The three cohorts will be treated as follows:
•Cohort 1 (n=15): paclitaxel
•Cohort 2 (n=15): paclitaxel + pelareorep
•Cohort 3 (n=18): paclitaxel + pelareorep + avelumab (Bavencio®)

Patients in cohort 1 will receive paclitaxel on days 1, 8, and 15 of a 28-day cycle. Patients in cohort 2 will receive the same paclitaxel regimen as cohort 1, plus pelareorep on days 1, 2, 8, 9, 15 and 16 of the 28-day cycle. Patients in cohort 3 will receive the same combination and dosing regimen as cohort 2, plus avelumab on days 3 and 17 of the 28-day cycle. The primary endpoint of the study is overall response rate. Exploratory endpoints include peripheral and tumor T cell clonality, inflammatory markers, and safety and tolerability assessments.

About Breast Cancer
Breast cancer is the most common cancer in women worldwide, with over two million new cases diagnosed in 2018, representing about 25 percent of all cancers in women. Incidence rates vary widely across the world, from 27 per 100,000 in Middle Africa and Eastern Asia to 85 per 100,000 in Northern America. It is the fifth most common cause of death from cancer in women globally, with an estimated 522,000 deaths.

Breast cancer starts when cells in the breast begin to grow out of control. These cells usually form a tumor that can often be seen on an x-ray or felt as a lump. The malignant tumor (cancer) is getting worse when the cells grow into (invade) surrounding tissues or spread (metastasize) to distant areas of the body.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of pelareorep as a cancer therapeutic, the design, aims and anticipated benefits of the BRACELET-1 study, and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Kirk Look Chief Financial Officer 403.670.7658 KLook@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com